FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Bevespi Aerosphere approved in China for COPD

18 May 2020 07:00 BST

Bevespi Aerosphere approved in China for patients with COPD

First approval in China of a fixed-dose, long-acting dual
bronchodilator in a pressurised metered-dose inhaler device

AstraZeneca's Bevespi Aerosphere (glycopyrronium/formoterol fumarate) has been approved in China as a maintenance treatment to relieve symptoms in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and/or emphysema.

The approval by the National Medical Products Administration (NMPA) was based on positive results from the Phase III PINNACLE 4 trial1 in which Bevespi Aerosphere demonstrated a statistically significant improvement in lung function as measured by trough forced expiratory volume in one second (FEV1), compared to its monotherapy components and placebo, all administered twice daily via pressurised metered-dose inhaler (pMDI) in patients with moderate to very severe COPD. The trial formed part of the broader PINNACLE clinical trials programme showing efficacy and safety and involving more than 5,000 patients across Asia, Europe and the US.2,3,4

This was the first approval by the NMPA for a maintenance, fixed-dose, long-acting dual bronchodilator combination therapy in a pMDI, which uses the innovative Aerosphere delivery technology.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Chronic obstructive pulmonary disease affects almost 100 million people in China and presents a significant patient and public health burden. The use of maintenance combination therapies in China is increasing year-on-year and the approval of Bevespi Aerosphere offers an important new treatment and choice of inhaler for patients, particularly those with limited lung function and advanced age who may benefit from using a pressurised metered-dose inhaler."

Bevespi Aerosphere is already approved in the US, EU, Japan and other countries for the long-term maintenance treatment of moderate to very severe COPD.

The approval of Bevespi Aerosphere follows the recent approval of AstraZeneca's triple-combination therapy, Breztri Aerosphere (budesonide/glycopyrronium/formoterol fumarate), for the maintenance treatment of COPD in China.5

COPD
COPD is a progressive disease which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness.6 It affects an estimated 384 million people worldwide and approximately 100 million people in China.7,8 COPD is the third leading cause of death globally.6 Improving lung function, reducing exacerbations and managing daily symptoms such as breathlessness are important treatment goals in the management of COPD.6

PINNACLE
PINNACLE 1, 2 and 4 were randomised, double-blinded, multi-centre, placebo-controlled trials conducted over 24 weeks, which compared the efficacy and safety of Bevespi Aerosphere administered twice daily via a pMDI to its monotherapy components (glycopyrronium and formoterol fumarate) and to placebo.1,2,3 In PINNACLE 1, open-label tiotropium was included as an active control.2 PINNACLE 3 was a multi-centre, randomised, double-blinded, parallel-group, chronic-dosing, active-controlled, 28-week safety extension trial of PINNACLE 1 and 2, which evaluated the long-term safety, tolerability and efficacy of Bevespi Aerosphere administered twice daily via a pMDI compared to its monotherapy components.4 All the trials were conducted in patients with moderate to very severe COPD.1,2,3,4

Results from the PINNACLE 4 trial were published in the International Journal of Chronic Obstructive Pulmonary Disease.1

Bevespi Aerosphere
Bevespi Aerosphere (glycopyrronium/formoterol fumarate) is a fixed-dose dual bronchodilator in a pMDI, combining glycopyrronium, a long-acting muscarinic antagonist (LAMA), and formoterol fumarate, a long-acting beta2-agonist (LABA). PMDIs are an important choice for COPD patients where limited lung function, advanced age and reduced dexterity or cognition are significant considerations for patients to achieve therapeutic benefits from their medicines.9,10 Bevespi Aerosphere is the only LABA/LAMA with Aerosphere delivery technology. Results from an imaging trial have shown that Bevespi Aerosphere effectively delivers medicine to both the large and small airways.11

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology is one of AstraZeneca's three therapy areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care, and its inhaled and biologic medicines reached more than 53 million patients in 2019. Building on a 50-year heritage, the Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including lupus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References:
1.   Lipworth B, Collier DJ, Gon Y, et al. Improved lung function and patient-reported outcomes with co-suspension delivery technology glycopyrrolate/formoterol fumarate metered dose inhaler in COPD: a randomized Phase III study conducted in Asia, Europe, and the USA. Int J Chron Obstruct Pulmon Dis. 2018; 13: 2969-2984.
2.   Clinicaltrials.gov. Efficacy and Safety of PT003, PT005, and PT001 in Subjects With Moderate to Very Severe Chronic Obstructive Pulmonary Disease (COPD);(PINNACLE 1). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01854645. [Last accessed: May 2020].
3.   Clinicaltrials.gov. Multi-Center Study to Assess the Efficacy and Safety of PT003, PT005, and PT001 in Subjects With Moderate to Very Severe COPD (PINNACLE 2). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01854658. [Last accessed: May 2020].
4.   Clinicaltrials.gov. Extension Study to Evaluate the Safety and Efficacy of PT003, PT001, and PT005 in Subjects With Moderate to Very Severe COPD, With Spiriva® Handihaler® (PINNACLE 3). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01970878. [Last accessed: May 2020].
5.   AstraZeneca PLC. AstraZeneca's triple-combination therapy approved in China for patients with COPD. [Online]. https://www.astrazeneca.com/media-centre/press-releases/2019/astrazenecas-triple-combination-therapy-approved-in-china-for-patients-with-copd-23122019.html. [Last accessed: May 2020].
6.   GOLD. Global Strategy for the Diagnosis, Management and Prevention of COPD, Global Initiative for Chronic Obstructive Lung Disease (GOLD) 2020. [Online]. Available at: http://goldcopd.org. [Last accessed: May 2020].
7.   Adeloye D, Chua S, Lee C, et al. Global Health Epidemiology Reference Group (GHERG). Global and regional estimates of COPD prevalence: Systematic review and meta-analysis. J Glob Health. 2015;5(2):020415.
8.   Wang C, Xu J, Yang L, Xu Y, Zhang X, Bai C, et al. Prevalence and risk factors of chronic obstructive pulmonary disease in China (the China Pulmonary Health [CPH] study): a national cross-sectional study. Lancet. 2018;391:1706-1717.
9.   Usmani O, Capstick T, Chowhan H, et al. Inhaler choice guideline. March 2017 [Online]. Available at: https://www.guidelines.co.uk/respiratory/inhaler-choice-guideline/252870.article. [Last accessed: May 2020].
10.  Bonini M and Usmani OS. The importance of inhaler devices in the treatment of COPD. COPD Res Pract. 2015;1:9.
11.  AstraZeneca PLC. Aerosphere delivery technology - Global Core Claims Guide.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 May 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary